
05007978

LANXESS
Energizing Chemistry

LANXESS AG / 51369 Leverkusen, Deutschland

Office of International Coporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A

SUPPL


SEC MAIL
MAY 0 2 2005
WASH, D.C.

27. April 2005

LANXESS AG
Stephanie Coßmann
Law & Intellectual Property
Beteiligungsverwaltung
Geb. K 10 / R. 3100
51369 Leverkusen, Deutschland

Telefon +49 214 30-43807
Telefax +49 214 30-24806
stephanie.cossmann
@lanxess.com
www.lanxess.com

Vorstand:
Dr. Axel C. Heitmann
(Vorsitzender)
Dr. Ulrich Koemm
Dr. Martin Wienkenhöver
Matthias Zachert

Sitz der Gesellschaft: Leverkusen
Amtsgericht Köln
HRB 53562
UST-ID-Nr. DE 814 213 113

04029-02 SEC

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

Dr. Stephanie Coßmann

News Release

LANXESS
Energizing Chemistry

LANXESS: 2005 is a year of restructuring

- **Positive market environment in 2004 helped to improve operating performance**
- **EBITDA pre exceptionals rose by 43.7 percent; net loss reduced to EUR 12 million**
- **Need for far-reaching restructuring in Fine Chemicals and Styrenic Resins**
- **Strategic options for paper business under review**

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

Leverkusen – LANXESS AG boosted all its key performance indicators in 2004, thanks partly to an improvement in operating efficiency and partly to the chemicals cycle and the strength of the economy in certain customer markets. Sales rose by some 7.3 percent to EUR 6.8 billion, while EBITDA pre exceptionals advanced by 43.7 percent to EUR 447 million. LANXESS recorded a positive operating result (EBIT) of EUR 59 million following a loss of EUR 1.3 billion in 2003. Following extensive impairment charges in 2003, the net loss declined sharply from EUR 997 million to EUR 12 million due to lower exceptional items and an improvement in the non-operating result.

The EBITDA margin pre exceptionals came in at 6.6 percent as budgeted, but this puts LANXESS well below the industry average of 12.5 percent. "Despite the improvements achieved, we were less profitable last year than any of our major European competitors because we were unable to benefit sufficiently from the recovery in the chemical economy. This situation compels us to make fundamental changes in order to safeguard LANXESS' long-term competitiveness," explained Management Board Chairman Dr. Axel Heitmann at the Spring Financial News Conference in Cologne.

The need for restructuring is particularly urgent in the Fine Chemicals and Styrenic Resins business units, where the elimination of as many as 1,200 positions is under discussion. Savings of at least EUR 100 million

LANXESS

Energizing Chemistry

a year are required to enable these businesses to catch up with the competition.

LANXESS plans to reduce existing overcapacities in the Styrenic Resins Business Unit by concentrating European production at either Dormagen, Germany, or Tarragona, Spain. The final decision on which facility is to continue in operation is scheduled for the second quarter. To allow output of the more profitable specialty products to be stepped up, the company plans to invest some EUR 50 million at the remaining location over the next five years.

The highly specialized Fine Chemicals Business Unit must also be realigned if it is to become competitive for the long term. This includes focusing on profitable projects, expanding the sales force and concentrating on modern, competitive facilities.

In view of the urgency, Heitmann is counting on the success of negotiations with the employees' representatives. "Unless we take rapid and decisive action in these two business units, thousands more jobs will be at risk."

Portfolio adjustments are also under consideration to increase long-term competitiveness. For the paper business, LANXESS is currently looking into the possibility of a strategic partnership. LANXESS is examining the option of placing businesses into partnerships if this enables them to better withstand the competition.

The steps to improve profitability are supported by strict financial management. Net debt was reduced to EUR 1.1 billion as planned. With capital expenditures of EUR 279 million in 2004, the company also met its target of limiting capital spending to about 4 percent of sales.

To bridge the gap to its competitors, LANXESS is striving to achieve an EBITDA margin pre exceptionals of between 9 and 10 percent by the end of 2006 based on 2004 sales volume. The company plans to raise earnings by improving operating efficiency, restructuring businesses that are insufficiently profitable and actively managing its portfolio.

For 2005, LANXESS expects the chemical economy to develop in line with the moderate growth in the global economy as a whole. The strong euro and high raw material costs will impair competitiveness. The clear

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

strategic goal for 2005, apart from restructuring, is to expand the company's international business, particularly in the fast-growing Asia-Pacific region.

Business performance by segment in 2004

With the exception of Performance Chemicals, all segments achieved higher sales and improved margins in 2004, thanks largely to the favorable market environment and the first steps taken to boost operating efficiency. In some businesses, however, profitability is at an unsatisfactory level.

The Performance Rubber segment in 2004 had sales of EUR 1.4 billion (2003: EUR 1.4 billion) and EBITDA pre exceptionals of EUR 117 million (2003: EUR 36 million). The EBITDA margin pre exceptionals improved to 8.2 percent (2003: 2.6 percent).

Sales of the Engineering Plastics segment climbed by a substantial 22.9 percent to EUR 1.7 billion (2003: EUR 1.4 billion). Although EBITDA of this segment pre exceptionals doubled to EUR 44 million, the earnings situation remained unsatisfactory in an extremely difficult market environment, with an EBITDA margin pre exceptionals of 2.6 percent (2003: 1.6 percent).

The Chemical Intermediates segment increased sales in 2004 by 5.4 percent to EUR 1.5 billion (2003: EUR 1.4 billion). EBITDA pre exceptionals improved by 16.3 percent to EUR 178 million (2003: EUR 153 million) due to better utilization of capacities in some areas, yielding a margin of 12.0 percent (2003: 10.8 percent).

Sales of the Performance Chemicals segment dipped to EUR 1.91 billion (2003: EUR 1.93 billion). EBITDA pre exceptionals remained practically steady year on year at EUR 123 million (2003: EUR 125 million), while the margin declined slightly to 6.4 percent (2003: 6.5 percent).

LANXESS

Energizing Chemistry

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

Business performance in the fourth quarter of 2004

In the fourth quarter of 2004, LANXESS had sales of EUR 1.7 billion (Q4 2003: EUR 1.5 billion) and EBITDA pre exceptionals of EUR 62 million (Q4 2003: minus EUR 14 million). As expected, EBIT remained negative, at minus EUR 17 million, although it improved substantially from the previous fourth quarter. Capital expenditures amounted to EUR 121 million.

Tables (figures in EUR million, changes in percent)

	Q4 2003	Q4 2004	Change
Sales	1,487	1,726	+ 16.1
EBIT	- 1,220	- 17	–
EBIT pre exceptionals	- 84	1	–
EBITDA	- 120	62	–
EBITDA pre exceptionals	- 14	62	–

	Full year 2003	Full year 2004	Change
Sales	6,315	6,773	+ 7.3
EBIT	- 1,297	59	–
EBIT pre exceptionals	- 119	158	–
EBITDA	180	387	+ 115.0
EBITDA pre exceptionals	311	447	+ 43.7

LANXESS is publishing its 2004 results in the form of "Combined Financial Statements," which present the LANXESS Group as if it had already existed separately in the past in the structure defined for the spin-off from Bayer. Bayer's consolidated financial statements for 2004, however, report LANXESS under discontinuing operations as an integral part of the Bayer Group. As in the reporting for the first nine months of 2004, these different methods give rise to differences in sales and earnings figures and in asset and liability items.

Leverkusen, April 26, 2005
hhb (2005-066-E)

LANXESS
Energizing Chemistry

LANXESS AG
Contact:
Hans Graf von Hochberg
Corporate Communications
Financial Communications
51369 Leverkusen
Germany

Phone +49 214 30-82895
Fax +49 214 30-50691
hans.hochberg@lanxess.com

Note to editors:

The following information will be available today on the Internet at ***www.lanxess.com:***

1) From 7:00 a.m. CEST: the LANXESS Annual Report 2004 for online viewing and download.
2) From about 10:00 a.m. CEST: Live webcast of the presentations by Dr. Heitmann and Mr. Zachert at the Spring Financial News Conference and the discussion thereafter. A recording of the event will be available on the Internet from about 3:00 p.m. CEST.
3) From about 10:00 a.m. CEST: Texts of the presentations by LANXESS CEO Dr. Axel Heitmann and CFO Matthias Zachert at the Spring Financial News Conference will be available for download.

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by LANXESS AG management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

LANXESS Aktiengesellschaft, Leverkusen, Germany

Balance Sheet as at 31 December 2004

Assets

	Notes	31/12/2004	31/12/2003
		€ '000	€ '000
Fixed assets			
Property, plant and equipment	(8)	23	0
Financial assets	(9)	738,909	0
		738,932	0
Current assets			
Receivables and other assets			
Receivables from affiliated companies	(10)	283,136	0
Other assets	(11)	14,315	0
		297,451	0
Cash and cash equivalents			
Bank balances		50	49
		297,501	49
Prepaid expenses		2,045	0
		1,038,478	49

Equity and Liabilities

	Notes	31/12/2004	31/12/2003
		€ '000	€ '000
Equity	(12)		
Subscribed capital		73,034	50
Capital reserves		763,267	0
Accumulated net loss		-1,738	-2
		834,563	48
Provisions			
Provisions for pensions and similar commitments	(13)	2,757	0
Other provisions	(14)	1,158	1
		3,915	1
Liabilities			
Other liabilities	(15)	200,000	0
		1,038,478	49

LANXESS Aktiengesellschaft, Leverkusen, Germany

Income Statement for the period from 1 January through 31 December 2004

	Notes	2004	2003
		€ '000	€ '000
Sales	(1)	4,787	0
Costs of good sold and services provided	(2)	4,787	0
Gross profit		**0**	**0**
Other operating expenses	(3)	34	1
Operating result		**-34**	**-1**
Interest expense - net	(4)	-1,874	1
Other financial expenses and income	(5)	172	0
Financial results		**-1,702**	**1**
Loss before income tax		**-1,736**	**0**
Income tax		0	0
Net loss		**-1,736**	**0**
Loss carried forward from the previous year		-2	-2
Accumulated net loss		**-1,738**	**-2**

Notes to the financial statements of LANXESS Aktiengesellschaft, Leverkusen, Germany, for the fiscal year 2004

Change of name and spin-off of business activity to the Company

On 18 November 1999 LANXESS AG was established under the company name of SIFRI Beteiligungs Aktiengesellschaft, with ist registered office in Frankfurt am Main, Germany, formed as a shelf company without any business activity of its own. By means of a purchase and transfer agreement dated 13 July 2004, Bayer AG, Leverkusen, Germany, acquired all shares in the company from Deutsche Bank AG, of Frankfurt am Main. On 13 July 2004, the company's annual stockholders' meeting resolved, among other things, to change the company name to LANXESS Aktiengesellschaft and to move the registered office to Leverkusen.

In view of the spin-off and acquisition agreement notarised on 22 September 2004, Bayer AG, in its capacity as transferring owner under law and by way of completing the spin-off in accordance with § 123 para. 2 no. 1 of the German Transformation Act (UmwG), transferred all of its shares in LANXESS Deutschland GmbH, together with other parts of its assets to LANXESS AG as the owner accepting the transfer (transferee entity). Prior to this, LANXESS Deutschland GmbH united, both directly and via subsidiary companies, the chemicals activities and significant portions of polymer activities of Bayer AG. The transfer took place within the relationship between Bayer AG and LANXESS AG, with associated consequences for accounts retroactively to 1 July 2004. From this point on, transactions involving those assets of Bayer AG relating to the spin-off were considered to have been made for the account of LANXESS AG.

At the root of the spin-off was the final balance sheet of Bayer AG of 30 June 2004. The valuation of the assets and liabilities transferred was made based on the book values shown in the accounts of the transferring entity.

The spin-off and acquisition agreement between Bayer AG and Lanxess AG received the necessary approval at the general shareholders' meeting of Bayer AG on 17 November 2004 and at the general shareholders' meeting of LANXESS AG on 21 December 2004. The spin-off became legally effective at the time of registration in the commercial register of Bayer AG on 28 January 2005 and thus prior to the close of the preparation -up of this year-end financial statements.

As the transferee entity LANXESS AG issued € 73,034,192 in no-par bearer shares of LANXESS AG to shareholders of Bayer AG in exchange for the spun-off assets.

Consistent with a business approach that follows principles of commercial law for the allocation of assets, the spun-off assets were incorporated into the commercial-law-based year-end closing of LANXESS AG for 31 December 2004.

As a consequence, the profit and loss statement reflects the business activities that have taken place since 1 July 2004. To this extent, the values shown in the profit and loss statement are not comparable with counterpart figures for the previous year.

Because assets have been spun off, there can be no direct comparison of the balance sheet for 31 December 2004 with the previous year's balance sheet, either.

Accounting policies

The financial statements of Lanxess AG have been prepared pursuant to the rules applicable to large corporations in accordance with the German Commercial Code (HGB) and the German Stock Corporation Act (AktG).

The items condensed for proposes of clarity in the balance sheet and the profit and loss statement are individually explained in the Notes.

The profit and loss statement has been drawn up in accordance with cost-of-sales method.

Expenses and income in the financial area not appearing in these statements by virtue of legally mandated items are listed under other financial expenses and income.

Lanxess AG is incorporated into the consolidated financial statement of Bayer AG, of Leverkusen, Germany, for 31 December 2004. This consolidated financial statements weres drawn up under application of § 292a of the German Commercial Code (HGB) and in accordance with the regulations of those guidelines of the International Accounting Standards Board (IASB), in London, that were in effect as of the closing key date and has been filed in the Commercial Register of Cologne, Germany.

The consolidated financial statement of Bayer AG contains the following accounting and valuation principles differing from German commercial law:

- No scheduled depreciation of goodwill but rather an impairment test at least once annually, in the event that the goodwill is the result of a fusion with a closing date on or after 31st March 2004;
- Market valuation of financial instruments;
- Conversion of foreign currency receivables and payables to the period-end exchange rate, with net income affected by the resulting changes in value;
- Valuation of pension provisions according to the projected unit credit method, taking future salary an pension trends into account;
- Charging of provisions only in the event of commitments to third parties;
- Waiver of establishment of other provisions insofar as the likelihood of utilisation thereof lies below 50%;
- Reporting of deferred taxes in accordance with the balance-sheet-oriented liability method, including deferred taxes on losses carried forward where there is a sufficient probability of use of the losses carried forward.

Recognition and valuation principles

Tangible assets are carried at their cost of acquisition, minus scheduled, depletion-related depreciation. Where there is permanent impairment of fixed assets beyond use-related consumption, unplanned depreciation is posted. Low-value assets are fully depreciated in the year of acquisition. Where permitted under the tax laws, depreciation is made using the declining-balance method at the highest rates possible, switching over to the straight-line method wherever this leads to higher depreciation.

Useful life of tangible assets	
Computer equipment	3-4 years
Furniture and fixtures	4-10 years

Investments in affiliated companies are carried at cost.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at nominal value.

Receivables and other assets are stated at nominal value, less any necessary value adjustments.

Provisions for pensions and similar commitments are computed using the actuarial method that takes tax regulations into consideration, in accordance with § 6a of the Income Tax Law (EStG), and applying the life-expectancy tables published by K. Heubeck in 1998 and taking into account an actuarial interest rate of 6%.

Other provisions account for all foreseeable risks and uncertain obligations. In each case, the valuation reflects the amount which, based on a reasonable assessment, is needed, as of the closing date, to cover future payment obligations.

Liabilities are carried at nominal values.

Expenses and income are accounted for on an accrual basis to the appropriate fiscal year.

Foreign currency receivables and payables are translated at the rates at which they were initially recorded or at the current year's closing rates, whichever yields the lower amounts for receivables or the higher amounts for payables. Foreign currency receivables and payables that are hedged are translated at the hedged rates.

Notes to the income statement

(1) Sales

The € 4,786,597 in sales reflect the revenues from the sale of services performed exclusively for Lanxess Deutschland GmbH, and hence within Germany.

(2) Production costs

The production costs reflect expenditures arising in conjunction with the services provided. For the most part, this figure reflects payroll expenses.

(3) Other operating expenses

(in €)	2004	2003
Bank charges	28,818	0
Auditing expenses	5,000	950
Miscellaneous operating expenses	539	285
	34,357	**1,235**

(4) Net interest income (loss)

(in €)	2004	2003
Other interest income and similar income	2,301,223	1,078
of this, from affiliated companies	*(2,206,516)*	*(1,078)*
Interest and similar expenses	- 4,174,863	0
	-1,873,640	**1,078**

(5) Other financial expenditures and income

(in €)	2004	2003
Other financial expenses	-15,807,756	0
Other financial income	15,979,550	
	171,794	**0**

Mainly the other financial expenses reflect currency exchange rate losses arising out of currency conversion transactions, along with interest-related changes in provisions for pensions and similar obligations. The other financial income consists mainly of currency exchange rate gains.

(6) Payroll expenses

(in €)	2004	2003
Wages and salaries	3,358,843	0
Social security contributions and expenditures for		
retirement pensions and relief	1,123,828	0
thereof for retirement pensions	*(737,498)*	0
	4,482,671	**0**

(7) Employees

In accordance with the spin-off and acquisition agreement of 22 September 2004, and within the framework of the transfer of functions of the LANXESS Corporate Center, 41 employees of Bayer AG were assigned to Lanxess AG effective, for commercial purposes, 1 July 2004. In the course of the fiscal year, the number of employees increased by 57 to a total of 98 employees. With registration of the spin-off in the Commercial Register on 28 January 2005, the transfer of operations for the affected employees went into effect in accordance with § 324 of the German Federal Law on the Transformation of Incorporated Corporations (UmwG) in conjunction with § 613a para. 1 of the German Civil Code (BGB).

	2004	2003
Administration	98	0

Notes to the balance sheets

(8) Fixed assets

The breakdown and development of fixed assets are presented in the assets analysis.

(9) Ownership of investments pursuant to § 285 para. 11 of the German Commercial Code (HGB)

Company name and registered office	Equity share %	Equity capital as of 31 December 2004 €	Loss for the year 2004 €
Lanxess Deutschland GmbH, Leverkusen, Germany	100.0	1,250,372,774	-45,561,216

(10) Receivables from affiliated companies

Receivables from affiliated companies, in the amount of € 283,136,136 relate to receivables on short-term loans along with receivables from financing transactions.

All receivables are due within one year.

(11) Other assets

Other assets in the amount of € 14,314,511 are entirely accounted for by receivables over against Bayer AG. They are due within one year.

(12) Equity capital

The capital increase by virtue of which the capital stock of LANXESS AG was increased from € 50,000 by € 72,984,192 to a total of € 73,034,192 through issuance of 72,984,192 no-par bearer shares, was carried out in exchange for an investment in kind involving the assets and liabilities spun-off, i.e. particularly the holdings of Bayer AG in LANXESS Deutschland GmbH. The capital increase was decided at the extraordinary stockholders' meeting held on 21st December 2004 and entered into the company's commercial register on 10 January 2005. In accordance with §§ 125 sentence 1, 66, 130 para. 1 of the Transformation Act (UmwG), entry of the execution of the capital increase was a prerequisite to entry of the spin-off in the commercial registers of LANXESS AG and Bayer AG. The capital increase took effect upon entry of the spin-off in the commercial register of Bayer AG on 28 January 2005. Since that point in time, the capital stock is divided into 73,034,192 no-par bearer shares.

Capital reserves include additional contributions made under § 272 para. 2 no. 1 of the German Commercial Code (HGB) in an amount of € 763,263,707 entered as difference amount as between the nominal amount of the increase in capital stock and the commercial book value of the net assets transferred as of the spin-off key date. Other contributions in the amount of € 2,500, were also made in accordance with § 272 para. 2 no. 4 of the German Commercial Code.

By virtue of the capital approved by resolution of the extraordinary stockholders' meeting of Lanxess AG held on 15 September 2004, the Board of Management was authorised to carry out, by 30 August 2009, and subject to approval by the Supervisory Board, a one-off or multi-step increase in company capital stock through issuance of new no-par shares in exchange for contributions of cash or assets, up to an amount not to exceed € 36,517,096. The resolution with regard to the authorised capital was entered to the commercial register on 25 February 2005. As a matter of principle, stockholders shall continue to have subscription rights in relation to the exercise of the capital approved. The Management Board, however, has been authorised, subject to Supervisory Board approval, to exclude stockholder subscription rights in certain cases. This makes it possible for the Management Board to attend to the conversion options, or the conversion obligations arising out of the convertible bond negotiated on 15 September 2004, among other things.

(13) Provisions for pensions and similar commtiments

Provisions for pensions include benefit obligations for current employees along with obligations arising out of early-retirement agreements.

(14) Other provisions

Other provisions include amounts for unused vacation and overtime credits, part-time working by older employees, long-service awards to employees, bonuses and any other uncertain liabilities.

(15) Other liabilities

On the basis of the resolution of the annual stockholders' meeting of 15 September 2004, LANXESS AG placed a convertible bearer bond with Bayer AG with a nominal value of EUR 200 million, broken down into 2,000 partial bonds with a nominal value of EUR 100,000 each, with a maturity date of 15 September 2007 and nominal interest of 6%. The obligations of LANXESS AG for payment of capital and interest as arising out of the convertible bond, along with obligations for all other amounts arising out of the bond, are

subordinate to higher-ranking, non-subordinate obligations of all other creditors of LANXESS AG.

The bondholder – currently Bayer AG – may convert the convertible bonds into shares in LANXESS AG (conversion right) between 20 July 2005 and 20 July 2007. In addition, LANXESS AG is obliged to convert the convertible bonds into shares on 15 September 2007 (conversion obligation). The conversion will increase the number of no-par bearer shares by at least 11.6 million shares but not by more than 13.3 million shares. A repayment in cash is not planed, save for the exceptional case.

Since the convertible bond was not issued via the public capital market, it is shown under other liabilities.

(16) Derivative Financial instruments

Lanxess AG currently uses derivative financial instruments to hedge foreign exchange risks. The instruments are employed according to uniform guidelines and are subject to strict controls; their use is generally confined to the hedging of the operating business and of the related investments and financing transactions. As of the balance-sheet date, a forward exchange transaction was in effect with Bayer AG as a hedge against the USD loan issued to Lanxess Corp. in the amount of USD 245,292,783, plus interest in the amount of USD 1,603,602. The nominal value of this transaction at the time it was constituted was € 185,565,223. As of the balance-sheet key date, the market value was € 181,130,140.

(17) Liabilities and other financial commitments

Under the terms of § 133 para. 1 and para. 3 of the German Transformation Act (UmwG), LANXESS AG is jointly and severally liable for the fulfilment of any obligations remaining incumbent as upon Bayer AG and were in existence before the spin-off went into effect on 28 January 2005, provided that such obligations mature within five years from the date of the announcement that the Spin-off has been registered in the Commercial Register of Bayer AG, and that claims against LANXESS AG based on such obligations are asserted as prescribed by law. In the spin-off and acquisition agreement of 22 September 2004, it was provided that LANXESS AG and Bayer AG would mutually indemnify one another from any and all joint liability as prescribed by law, for which they are principal debtors under the terms of the spin-off and transfer agreement. Parallel to this, in a master agreement concluded under the same date, LANXESS AG and Bayer AG made additional provisions for the apportionment of general liability and of specific liability for environmental contamination, antitrust violations and product-liability as part of the relationship of the contracting parties to one another.

In each of the years between 2000 and 2004, stock incentive programmes were established for all employees of Bayer AG. These programmes consist of a range of offerings for the individual employee groups. A feature common to all offerings is that the employees, depending on an initial investment made by the individual employee him- or herself, have an opportunity to receive bonus shares of Bayer AG stock within a period of up to ten years. For higher-ranking, executive employees, provision of bonus shares is linked both to a certain minimum retention period for shares contributed, as well as to satisfaction of external and internal performance criteria, attainment of which leads to corresponding obligations. Within the framework of the spin-off and acquisition agreement, these obligations were transferred over to employees moving on to Lanxess AG in accordance with § 613a para. 1 of the German Civil Code (BGB).

On 10 December 2004, LANXESS AG, LANXESS Deutschland GmbH and LANXESS Corporation, Pittsburgh/Pennsylvania/USA, concluded a credit line contract with an international bank consortium led by Bank of America Securities Ltd., Citigroup Global Markets Ltd., Commerzbank AG and Deutsche Bank AG, conceding a total syndicated line of credit in the amount of € 1.5 billion. The line of credit involves a tranche of € 0.5 billion designed to be a revolving credit line with a term of 364 days that can be extended by additional periods of 364 days, subject in each case to approval on the part of the banks. The credit line also consists of two more revolving tranches with a term up to December 2009, totalling € 1.0 billion. LANXESS AG issued a written guarantee to repay, upon first request loans utilised by other companies within the Group within the framework of this credit line contract. As of the balance sheet date, there were no payables noted among any of the companies within the Group as a result of the credit line contract.

Supplemental information

In accordance with § 20 para. 3 of the German Stock Corporation Act (*AktG*), in conjunction with § 20 paras. 3 and 4 of the same Law, Deutsche Bank AG has indicated to the Company that it is not the owner of more than one-quarter of the company. Bayer AG has indicated to the company, in accordance with § 20 para. 4 of the Stock Corporation Act, that it is a majority stockholder in the Company.

This majority investment on the part of Bayer AG was in place up until the entry of the spin-off in the commercial register of Bayer AG on 28 January 2005. At that point in time, 73,034,192 no-par bearer shares of LANXESS AG stock were issued to stockholders of Bayer AG.

Organs of the Company

Supervisory Board

Up until 13 July 2004, the following gentlemen were members of the Supervisory Board of the Company:

Jens Bischoff, *Chairman of the Supervisory Board*

Dr. Karsten Munscheck, *Vice Chairman of the Supervisory Board*

Dr. Hennig Schröer

These Supervisory Board members were all employees of Deutsche Bank AG.

From 13 July 2004 until 28 January 2005, the following gentlemen were members of the Supervisory Board:

Klaus Kühn, *Chairman of the Supervisory Board*
Graduate in mathematics, CFO of Bayer AG

Dr. Roland Hartwig
Solicitor, Head of Legal, Patents and Insurance at Bayer AG

Johannes Dietsch
Industrial business manager, Head of Group Finance at Bayer AG

Effective 29 January 2005, the following gentlemen were appointed members of the Board of Supervisors:

Dr. Rolf Stomberg, *Chairman of the Supervisory Board*
* 10 April 1940
Seats on other supervisory committees:
Management Consulting Group plc, London, Great Britain
Deutsche BP AG, Hamburg, Germany
Biesterfeld AG, Hamburg, Germany
Reed Elsevier plc, London, Great Britain
Reed Elsevier N.V., Amsterdam, The Netherlands
Smith & Nephew plc, London, Great Britain
TPG Post Group, Amsterdam, The Netherlands
Scania SA, Södertälje, Sweden

Dr. Friedrich Janssen
Member of the Executive Board of E.ON Ruhrgas AG, Essen, Germany
* 24 June 1948
Seats on other supervisory committees:
Gerling Versicherungs-Beteiligungs AG, Cologne, Germany
HDI Rechtschutz Versicherungs-AG, Hanover, Germany
Steag AG, Essen, Germany
Various assignments with affiliates of E.ON Ruhrgas AG, Essen, Germany
HDI Haftpflichtverband des Deutschen Industrie Versicherungsvereins auf Gegenseitigkeit

Rainer Laufs
Independent consultant
* 6 November 1941
Seats on other supervisory committees:
WCM Beteiligungs- und Grundbesitz AG, Frankfurt am Main, Germany
Klöckner Werke AG, Duisburg, Germany

Following conclusion of status proceedings, since 10 March 2005, the following gentlemen are also members of the Supervisory Board as stockholder representatives:

Dr. Jürgen F. Kammer
Chairman of the Supervisory Board of Süd-Chemie AG, Munich, Germany
* 9 January 1939
Seats on other supervisory committees:
Villeroy & Boch AG, Mettlach, Germany

Robert J. Koehler
Chairman of the Board of Management of SGL Carbon, Wiesbaden, Germany
*12 January 1949
Seats on other supervisory committees:
Benteler AG, Paderborn, Germany (Chairman)
Wacker-Chemie GmbH, Munich, Germany
Pfleiderer AG, Neumarkt, Germany
AXA Versicherung AG, Cologne, Germany
Heidelberger Druckmaschinen AG, Heidelberg, Germany

Lutz Lingnau
Member of the Board of Management of Schering AG, Berlin, Germany
* 9 March 1943
Seats on other supervisory committees:
Berlex Inc., Montville, New Jersey, USA (Chairman)
Medrad Inc., Indianola, Pennsylvania, USA (Chairman)
Schering Berlin Inc., Montville, New Jersey, USA
Intendis Inc., Montville, New Jersey, USA (Chairman)

Prof. h.c. (CHN) Dr. Ulrich Middelmann
Vice Chairman of the Executive Board of ThyssenKrupp AG, Duisburg/Essen, Germany
* 20 January 1945
Seats on other supervisory committees:
ThyssenKrupp Stahl AG, Duisburg, Germany (Chairman)
ThyssenKrupp Technologies AG, Essen, Germany (Chairman)
Edelstahl Witten-Krefeld GmbH, Witten, Germany (Chairman)
Eisen- und Hüttenwerke AG, Bochum, Germany (Chairman)
Hoberg & Driesch GmbH & Co. KG, Düsseldorf, Germany (Chairman)
ThyssenKrupp Automotive AG, Bochum, Germany
ThyssenKrupp Elevator AG, Bochum, Germany
RAG AG, Essen, Germany
Additional assignments in companies affiliated with ThyssenKrupp AG, Duisburg/Essen, Germany
STEAG AG, Essen, Germany

Dr. Sieghardt Rometsch

Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf, Germany
* 26 August 1938
Seats on other supervisory committees:
APCOA Parking AG, Stuttgart, Germany (Chairman)
Düsseldorfer Universitätsklinikum, Düsseldorf, Germany (Chairman)
HSBC Private Banking Holdings (Suisse) SA, Geneva, Switzerland
HSBC Bank Polska S.A., Warsaw, Poland
Management Partner GmbH, Stuttgart, Germany (Chairman)

By resolution of 14 March 2005, the District Court of Cologne, Germany, has named the following persons employee members of the Supervisory Board

Mrs Gisela Seidel
Released from normal duties for service in the Workers Council
* 2nd February 1951

Wolfgang Blossey
Trade Union Secretary, IG Bergbau, Chemie und Energie
*20 December 1951
Seats on other supervisory committees:
Stora Enso Beteiligungen GmbH

Werner Czaplik
Released from normal duties for service in the Workers Council
* 8 May 1957

Ralf Deitz, *Vice Chairman of the Supervisory Board*
Released from normal duties for service in the Workers Council
* 7 October 1961

Dr. Rudolf Fauß
Head Human Resources CB Pensions LANXESS AG
* 17 February 1952

Ulrich Freese
Trade Union Vice Chairman, IG Bergbau, Chemie und Energie
* 12 April 1951
Seats on other supervisory committees:
Vattenfall Europe Mining AG
Wismut GmbH
RAG-Immobilien
Deutsche Montan Technologie, Essen, Germany
GSB - Gesellschaft zur Sicherung von Bergmannswohnungen mbH, Essen, Germany
Wohnbau Westfalen GmbH, Dortmund, Germany
Wohnungsbaugesellschaft für das Rheinische Braunkohlenrevier GmbH /
GSG Wohnungsbau Braunkohle GmbH

Rainer Hippler
Workers Council Chairman, Rhein Chemie Rheinau GmbH
*12 July 1957
Seats on other supervisory committees:
Rhein Chemie Rheinau GmbH

Hans-Jürgen Schicker
Released from normal duties for service in the Workers Council
* 1st November 1953

Management Board

The membership of the Management Board of the Company includes or included:

Dr. Axel C. Heitmann (since 2nd September 2004)
CEO

Dr. Ulrich Koemm (since 2nd September 2004)
Member, Board of Management

Dr. Martin Wienkenhöver (since 2nd September 2004)
Member, Board of Management, Industrial relations

Matthias Zachert (since 2nd September 2004)
Member, Board of Management and CFO

Bernd Amlung, Bachelor of Commerce (until 13 July 2004)

Till Staffeldt, Solicitor (until 13 July 2004)

Dr. Armin Buchmeier, Solicitor (from 13 July through 2nd September 2004)

Joachim Reinders, Business Manager (from 13 July through 2nd September 2004)

During the 2004 fiscal year, none of the members of the Board of Management received income from LANXESS AG.

Leverkusen, Germany, 12 April 2005

LANXESS Aktiengesellschaft, Leverkusen, Germany

The Board of Management

LANXESS Aktiengesellschaft, Leverkusen, Germany

Changes in fixed assets during the 2004 fiscal year

	Gross carrying amounts					Accumulated *Depreciations*	Net carrying *amounts*
	Status as of 01/01/2004 € '000	Capital expenditure due to spin-off € '000	Other capital expenditure € '000	Retirements € '000	Status as of 31/12/2004 € '000	Status as of 31/12/2004 € '000	Status as of 31/12/2004 € '000
Property, plant and equipment							
Furniture, fixtures and other equipment	0	11	18	0	29	6	23
Financial assets							
Shares in affiliated companies	0	738,839	0	0	738,839	0	738,839
Other loans	0	70	0	0	70	0	70
	0	738,909	0	0	738,909	0	738,909
Total fixed assets	**0**	**738,920**	**18**	**0**	**738,938**	**6**	**738,932**

LANXESS Aktiengesellschaft, Leverkusen, Germany

Changes in depreciations during the 2004 fiscal year

	Status as of 01/01/2004 € '000	Depreciations € '000	Write-backs € '000	Transfers € '000	Retirements € '000	Status as of 31/12/2004 € '000
Furniture, fixtures and other equipment	0	6	0	0	0	6
Total depreciation on fixed assets	**0**	**6**	**0**	**0**	**0**	**6**

Management Report of LANXESS Aktiengesellschaft for the 2004 fiscal year

Takeover of the LANXESS business division from Bayer AG

On the basis of the spin-off and acquisition agreement notarially certified on 22nd September 2004, Bayer AG, in its capacity as transferring owner under law and by way of completing the spin-off, transferred all of its shares in LANXESS Deutschland GmbH, together with other parts of its assets, as going concern value, to LANXESS AG as the transferee entity. Prior to this, LANXESS Deutschland GmbH united, both directly and via subsidiary companies, the chemicals activities and significant portions of polymer activities of Bayer AG. The spin-off and acquisition agreement received the necessary approval at the general shareholders' meeting of Bayer AG on 17 November 2004 and the general shareholders' meeting of LANXESS AG on 21 December 2004. The spin-off took effect upon entry in the commercial register of Bayer AG on 28 January 2005. The transfer took place within the relationship between Bayer AG and LANXESS AG with commercial effect as of 1 July 2004. From this point on, transactions involving those assets of Bayer AG relating to the spin-off were considered to have been made for the account of LANXESS AG. Up until this point, LANXESS AG (previously SIFRI Beteiligungs AG) was a shelf company without business activity of its own.

Developments in sales and income

The spin-off of assets and liabilities ascribed to the LANXESS Group into LANXESS AG, and the associated launch of activity as a Group management company have radically changed the size and composition of sales and operational result.

The sales revenue shown in the profit and loss statement in the amount of k€ 4,787 (previous year's figure: k€ 0) relate to services provided for LANXESS Deutschland GmbH beginning 1 July 2004. After deduction of manufacturing costs, which consisted essentially of payroll expenses, a breakeven gross result was recorded.

Taking into account the other operating costs, which mainly consisted of bank charges and auditing expenses, the result was a negative result for operational activity in the amount of k€ 34 (previous year's figure: k€ –1).

The financial performance, consisting of net interest income/loss and other financial expenses and revenue, was negative, in the amount of k€ -1,702. In this regard, there was a net interest loss of k€ –1,874, whereas for the remaining financial expenses and revenue, owing to a positive development in the share price, the accounts showed income in the amount of k€ 172.

After deduction of the financial result, income before taxes totalled k€ 1,736 (previous year's figure: k€ 0). Taking into account the k€ 2 loss carried forward from the previous year, the result was an *accumulated-losses figure* of k€ 1,738.

Developments in assets and finances

Determined by the role of LANXESS AG as a Group management company, major line items shown on the balance sheet are financial assets and receivables from affiliated companies.

Direct comparison between the balance sheet as of 31 December 2004 and the previous year's balance sheet is impossible due to the assets that have been spun off. The following spin-off balance sheet provides an overview of the assets and liabilities spun off to LANXESS AG with commercial effect as of 1 July 2004.

	€ '000
Assets	
Fixed assets	
Property, plant and equipment	11
Financial assets	738,909
	738,920
Current assets	
Accounts receivable from affiliated companies	100,000
Other assets	36
	100,036
	838,956
Liabilities	
Equity	**836,248**
Provisions	
Provisions for pensions and similar obligations	2,023
Other provisions	685
	2,708
	838,956

As of 31 December 2004, total assets at LANXESS AG were € 1,038,478,000. This figure places assets k€ 199,473, or 23.8%, above the level observed for the date on which the spin-off took economic effect, 1 July 2004.

At k€ 738,932, fixed assets account for 71.2% of the balance sheet total. The line item for shares in affiliated companies, in the amount of k€ 738,839, contains solely the investment in LANXESS Deutschland GmbH which was transferred from Bayer AG to LANXESS AG in connection with the spin-off.

At k€ 299,546, 28.8% of the balance sheet total falls to current assets and to accrued and deferred items. In the main, these amounts contain receivables from short-term loans to affiliated companies.

With equity capital in the amount of k€ 834,563, the equity ratio constitutes 80.4% of the balance sheet total. The equity increase at LANXESS AG is the consequence both of the capital increase carried out in the course of the spin-off, and of the increase in capital reserves. Altogether, equity increased essentially by the net book value of the assets transferred by Bayer AG in the course of the spin-off, assets consisting particularly in shares of LANXESS Deutschland GmbH. The equity-to-fixed-assets ratio is currently amounts to 112.9%. And if long-term outside capital is factored in, then the equity-to-fixed-assets ratio increases to 140.4%.

As of 31 December 2004, outside capital amounted to k€ 203,915, thereby constituting 19.6 % of the balance sheet total.

Provisions of k€ 3,915 or 0.4 % of the balance sheet total, consist essentially of obligations to current employees of LANXESS AG, and to LANXESS AG staff who have left the operation since the date the spin-off took effect. These provisions have increased by k€ 1,206 since the spin-off date, primarily as a result of the establishment of provisions for pensions and similar obligations.

Payables in the amount of k€ 200,000 represent 19,3% of the balance sheet total. They involve, exclusively, the convertible bond negotiated on 15 September 2004 with a nominal value of k€ 200,000 with maturity fixed at 15 September 2007 and nominal interest of 6%. During the period from 20 July 2005 until 20 July 2007, the creditor of this bearer bond – currently Bayer AG in exclusivity – has the option of converting the convertible bonds to shares of LANXESS AG stock (conversion option). In addition, LANXESS AG is under obligation to convert the convertible bond to stock effective 15 September 2007 (conversion requirement).

Research and development

Research and development activities in the LANXESS Group are carried out exclusively by the operative subsidiaries; as a consequence, LANXESS AG does not incur any expenses for research and development.

Employees

Up until the spin-off, in its capacity as a shelf company, the company did not employ any staff of its own. Within the framework of the transfer of functions of the LANXESS Corporate Center, 41 employees of Bayer AG were assigned to LANXESS AG with commercial effect as of 1 July 2004. In the course of the fiscal year, the number of employees increased by 57 to a total of 98. Payroll expenses amounted to k€ 4,483 (previous year's figure: k€ 0).

Risk report

LANXESS AG has recognised the importance of risk management to corporate management and taken appropriate steps to ensure that any potential risks to the attainment of its business objectives are identified and assessed early and completely. Suitable preventative and safeguarding measures reduce the likelihood of risk or limit its potential for damage. Control over risks is an aim at LANXESS AG and hence an integral part of its decision-making processes.

LANXESS AG is subject to the general business and political risks in those countries and regions in which its direct and indirect subsidiaries have their operations. As a company in the chemicals industry, the companies within the LANXESS Group are exposed to the risks typical to the industry. These risks include, in particular, those relating to environmental protection and raw materials. Alongside this, there are also risks arising out of the spin-off from Bayer AG and the strategic reorientation of the LANXESS Group.

Both the spin-off and the combination of chemicals and polymer activities in LANXESS Deutschland GmbH and its direct and indirect subsidiaries entail liability risks for the LANXESS Group. Under the terms of § 133 para. 1 and para. 3 of the German Federal Law on the Transformation of Incorporated Corporations (UmwG), LANXESS AG is jointly and severally liable for the fulfilment of any obligations remaining incumbent upon Bayer AG that had already been established before the spin-off went into effect, provided that such obligations are due within five years of the date of the announcement that the spin-off has been entered in the commercial register of Bayer AG and provided that claims against LANXESS AG on this basis are asserted in the form prescribed by law. Bayer AG and LANXESS AG have agreed under the terms of the spin-off contract that Bayer AG will indemnify LANXESS AG against claims based on such obligations incumbent upon Bayer AG. If, however, creditors should in future lodge claims of this nature and Bayer AG is not in a position to fulfil its indemnification obligations, this could have considerable negative consequences for the net assets, financial position and results of LANXESS AG.

Diverse legal disputes are currently pending with consequences for companies of the LANXESS Group. Because the outcome of all legal disputes is in some measure incalculable, the judgements entered in the individual proceedings cannot be evaluated with certainty. Insofar as required by the known facts of each case, provision for risks has been made under an assumed unfavourable outcome to these proceedings. Taking existing provisions and insurance into consideration, along with agreements entered into with third parties in regard to liability risks as arising out of legal disputes, it can be stated that, in the current estimation of the company, as a matter of principle none of the proceedings now pending will have considerable influence over

the future income situation of the LANXESS Group. Elevated risks, however, may obtain in relation to certain government and civil-law antitrust proceedings in the US, Canada and Europe, proceedings in which – as far as the current business dealings of LANXESS are concerned – Bayer AG and, in some cases, current holdings of LANXESS AG are involved. Within the framework of the spin-off, the activities of the former Rubber Division of Bayer AG were transferred to the LANXESS Group. In connection with various products that are or were part of these business operations, investigations are being or have been made by the antitrust authorities and several private class actions and individual lawsuits are pending. LANXESS AG and Bayer AG have made special arrangements for these cases. With respect to all the liabilities in connection with proceedings that had at least been initiated before 1 July 2004, LANXESS AG bears 30% of the liabilities and Bayer AG 70% under its internal relationship with Bayer AG. LANXESS AG's reimbursement commitment is limited to a total of € 100 million, to which the reimbursement of the tax loss arising from restrictions on tax deductibility and the costs of legal defence may perhaps be added.

Fluctuations in exchange rates against the euro, particularly that of the US dollar, can affect LANXESS' earnings. Risks of this nature are monitored and hedged throughout the LANXESS Group, thereby facilitating offsetting of the various currency conversion effects of procurement and sales activities as well as the foreign currency balances of the different individual LANXESS companies. Any residual peaks are hedged through the use of derivative financial instruments. Our Treasury Department also centrally monitors and manages other financial risks, such as interest rate risks and credit risks, along with risks arising out of derivative financial instruments.

In the context of the spin-off from Bayer, LANXESS assumed control over a set of structures and facts that will be subject to future evaluation by tax authorities. While LANXESS is convinced that all facts have been presented correctly and in accordance with the law, the possibility that tax authorities may come to different conclusions in individual cases cannot entirely be ruled out.

Additional, significant risks may emerge from the area of participating interests if sustained poor results on the part of LANXESS Deutschland GmbH or its participating interests, including such developments as may be brought on by unfavourable movements in global markets, require value adjustments to the recognition of the interest held in the subsidiary.

Risks that jeopardise the continued existence of the company or substantially interfere with its development are not discernible at this time.

Outlook

The company plans to make thoroughgoing use of its new corporate independence in the interest of enhancing the profitability of the LANXESS Group. In this connection, the objective is to review all business activities for their profitability and to carry out specific measures to reduce costs, enhance efficiency and bring about a restructuring.

For fiscal 2005, we anticipate an upward trend in the global economic situation and, as a result, continuation of solid development of the worldwide chemical cycle as well. These heartening market conditions are, however, currently clouded by a strong euro, persistently high raw-materials costs (for petrochemical products in particular) and, in some areas, by excess capacity, as a result of which we must expect intense competition.

Assuming the worldwide upswing in the chemical economy continues, we anticipate an improvement in our Group's performance in 2005 (EBITDA expressed as Group operating result before depreciation and amortization) before exceptional items.

This growth in EBITDA will be sustained by measures accomplished directly through the effort to approve operational productivity, through restructuring of dealings with insufficient profitability and through an active approach to portfolio management. As part of our restructuring activities, we plan to initiate the potential consolidation, transfer or closing of locations, along with measures to reduce payroll expenses.

The opening months of the year 2005 corroborate the positive message of our statement of prospects: not only has it been possible to raise prices in various business areas, but the volume of orders received has also continued at a favourable rate.

Within the framework of the new responsibilities as Group management company assumed in the course of fiscal 2004, figures for the sales and running costs of LANXESS AG will increase in the coming fiscal year. Our company's result will also be shaped by its financial performance.

Significant events following the close of the fiscal year

With its entry in the commercial register of Bayer AG on 28th January 2005, the spin-off of LANXESS AG from Bayer AG attained legal force. It took commercial effect retroactively as of 1 July 2004. The year-end closing of LANXESS AG as of 31 December 2004 already takes the spin-off into account.

Since 31 January 2005, shares of LANXESS AG have been officially traded on the Frankfurt Stock Exchange in the Prime Standard segment.

Closing declaration with regard to the Dependent Company Report pursuant to § 312 of the German Stock Corporation Act [*Aktiengesetz* (*AktG*)]

During fiscal 2004, LANXESS AG (previously SIFRI Beteiligungs AG) was, until 13 July 2004, a company controlled by Deutsche Bank AG, and thereafter and through the close of fiscal 2004 a company controlled by Bayer AG. Throughout the entire 2004 fiscal year, there was no control contract in effect, neither with Deutsche Bank AG nor with Bayer AG, nor was there a surrender-of-profits agreement in force, nor an agreement for control and surrender of profits. Since the spin-off of the LANXESS unit from Bayer AG to LANXESS AG took effect and since the issuance of shares of LANXESS AG stock to shareholders Bayer AG on 28 January 2005 by way of consideration for the spin-off, LANXESS AG is no longer controlled by Bayer AG.

The report required under the terms of § 312 of the German Stock Corporation Act [*Aktiengesetz* (*AktG*)] for the 2004 fiscal year pertaining to relationships with affiliated companies closes with the following declaration:

"In each of the legal transactions listed in this report, our company received a reasonable quid pro quo in return. During the 2004 fiscal year, no measures requiring reporting were undertaken or omitted by the company at the instigation of, or in the interest of, the controlling company, or of any company affiliated with it. In terms of the time that has lapsed since our appointment to the Board of Management, this report is based on those circumstances known to us at the time the legal transactions in question were undertaken. In regard to the period prior to our appointment, this declaration is based on circumstances as communicated by Deutsche Bank AG and Bayer AG."

Auditor's Report

We have audited the annual financial statements, together with the accounting system, and the management report of LANXESS Aktiengesellschaft, Leverkusen for the business year from January 1, 2004 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Management Board. Our responsibility is to express an opinion on the annual financial statements, together with the accounting system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German generally accepted accounting principles and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Management Board, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German generally accepted accounting principles. On the whole the management report provides a suitable understanding of the Company's position and adequately presents the risks of future development.

Köln, April 14, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Albrecht)	(Sechser)
Wirtschaftsprüfer	Wirtschaftsprüfer